                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               GALEY & LORD, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   36353K-10-3
                                 (CUSIP Number)


                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 24, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 15)

-------------------------------------------     --------------------------------
          CUSIP No. 36352K-10-3             13D        Page 2 of 15 Pages
-------------------------------------------     --------------------------------
--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citicorp Venture Capital, Ltd.
           13-2598089
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                        --------------------------------------------------------
                          8  SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                4,721,502
 OWNED BY EACH          --------------------------------------------------------
REPORTING PERSON          9  SOLE DISPOSITIVE POWER
      WITH              --------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             4,721,502
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,721,502
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*          [ ]
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

-------------------------------------------     --------------------------------
          CUSIP No. 36352K-10-3             13D               Page 3 of 15 Pages
-------------------------------------------     --------------------------------
--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citibank, N.A.
           13-5266470
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
                         -------------------------------------------------------
                          8  SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               4,721,502
 OWNED BY EACH           -------------------------------------------------------
REPORTING PERSON          9  SOLE DISPOSITIVE POWER
      WITH               -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             4,721,502
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,721,502
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*          [ ]
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           BK
--------------------------------------------------------------------------------

-------------------------------------------     --------------------------------
          CUSIP No. 36352K-10-3             13D               Page 4 of 15 Pages
-------------------------------------------     --------------------------------
--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citicorp
           06-1515595
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                         -------------------------------------------------------
                          8  SHARED VOTING POWER

                             4,721,502
                         -------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             4,721,502
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,721,502
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*          [ ]
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           HC
--------------------------------------------------------------------------------

-------------------------------------------     --------------------------------
          CUSIP No. 36352K-10-3             13D               Page 5 of 15 Pages
-------------------------------------------     --------------------------------
--------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citigroup Inc.
           52-1568099
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                         -------------------------------------------------------
                          8  SHARED VOTING POWER

                             4,744,735
                         -------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             4,744,735
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,744,735
--------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*          [ ]
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.0%
--------------------------------------------------------------------------------

       14  TYPE OF REPORTING PERSON*

           HC
--------------------------------------------------------------------------------

                  This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

                  This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 980 Avenue of the Americas, New York, NY 10018.

Item 2.   Identity and Background.

                  This Statement is being filed by Citicorp Venture Capital, Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

                  (a)-(c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

                  Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

                  Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

                  Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset Management and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

                  The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedule A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                  (d)-(f) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedules A and B hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

                  The Reporting Persons acquired beneficial ownership of the securities that are the subject of this Statement in the ordinary course of business with working capital, for an aggregate purchase price of $384,245.60.


                                 (Page 6 of 15)

Item 4.   Purpose of Transaction.

                  CVC acquired beneficial ownership of the securities that are the subject of this Statement for investment purposes and to ensure the overall sound financing of the Issuer.

                  Without connection to the acquisition of the shares of Common Stock by CVC, various subsidiaries of Citigroup acquired shares of Common Stock of the Issuer for investment purposes, for third party accounts or for mutual funds managed by such subsidiaries, as described in Item 5 below. The Citigroup subsidiaries review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire other securities of the Issuer or sell all or a portion of its Common Stock or other securities of the Issuer now owned or hereafter acquired.

                  (a) CVC may acquire additional securities of the Issuer for investment purposes and as necessary to ensure the overall sound financing of the Issuer.

                  None of the Reporting Persons, or to the best knowledge of any of the Reporting Persons, any person identified on Schedules A and B hereto, has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

                  (a)-(b) As of the close of business on March 31, 1999, CVC beneficially owns 4,721,502 shares of Common Stock, representing approximately 39.8% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 4,721,502 shares of Common Stock, representing approximately 39.8% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 4,744,735 shares of Common Stock representing approximately 40.0% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

                  (c) On March 24, 1999, CVC acquired 21,600 shares of Common Stock for $3.59144 per share in the public market. On March 26, 1999, CVC acquired 12,200 shares of Common Stock for $3.875 per share in the public market. On March 30, 1999, CVC acquired 22,000 shares of Common Stock for $4.489 per share in the public market. On March 31, 1999, CVC acquired 36,200 shares of Common Stock for $4.4375 per share in the public market.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

                  Not applicable.

Item 7.  Material to be Filed as Exhibits.

                  1. Joint Filing Agreement, dated as of April 1, 1999, by and among CVC, Citibank, Citicorp and Citigroup.


                                 (Page 7 of 15)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1999

                               CITICORP VENTURE CAPITAL, LTD.

                               By: /s/ David F. Thomas
                                   -----------------------
                               Name:    David F. Thomas
                               Title:   Managing Director

                               CITIBANK, N.A.

                               By: /s/ Glenn S. Gray
                                   -----------------------
                               Name:    Glenn S. Gray
                               Title:   Vice President & Assistant Secretary

                               CITICORP

                               By: /s/ Glenn S. Gray
                                   -----------------------
                               Name:    Glenn S. Gray
                               Title:   Assistant Secretary

                               CITIGROUP INC.

                               By: /s/ Glenn S. Gray
                                   -----------------------
                               Name:    Glenn S. Gray
                               Title:   Assistant Secretary


                                 (Page 8 of 15)

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                         Citicorp Venture Capital, Ltd.

                  The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital, Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

Name Title and Citizenship             Principal Occupation and Business Address
--------------------------             -----------------------------------------

Michael T. Bradley                     Vice President
William T. Comfort                     Chairman and Director
Richard M. Cashin                      President
Lauren M. Connelly                     Vice President & Secretary
Charles E. Corpening                   Vice President
Michael A. Delaney                     Vice President
Ann Goodbody                           Director
Ian D. Highet                          Vice President
David Y. Howe                          Vice President
Thomas Jones                           Director
Byron L. Knief                         Senior Vice President
Richard E. Mayberry                    Vice President
Thomas F. McWilliams                   Vice President
M. Saleem Muqaddam                     Vice President
Frederick Roesch                       Director
Paul C. Schorr                         Vice President
Joseph M. Silvestri                    Vice President
David F. Thomas                        Vice President
James A. Urry                          Vice President
John D. Weber                          Vice President
Thomas H. Sanders                      Vice President


                                 (Page 9 of 15)

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

                  The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship      Principal Occupation and Business Address
--------------------------      -----------------------------------------

C. Michael Armstrong            Chairman & Chief Executive Officer
Director                        AT&T Corp.
                                295 North Maple Avenue
                                Basking Ridge, New Jersey 07920

Alain J.P. Belda                President & Chief Operations Officer
Director (Brazil)               ALCOA Inc.
                                201 Isabella Street
                                Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin              Partner
Director                        Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                                New York, New York 10022

Kenneth T. Derr                 Chairman & Chief Executive Officer
Director                        Chevron Corporation
                                575 Market Street
                                San Francisco, California 94105

John M. Deutch                  Institute Professor
Director                        Massachusetts Institute of Technology
                                77 Massachusetts Avenue, Room 6-208
                                Cambridge, Massachusetts 02139

Ann Dibble Jordan               Consultant & Former Director of Social Services
Director                        The University of Chicago Medical Center
                                2904 Benton Place, NW
                                Washington, DC  20008

Reuben Mark                     Chairman & Chief Executive Officer
Director                        Colgate-Palmolive Company
                                300 Park Avenue
                                New York, New York 10022-7499

Michael T. Masin                Vice Chairman, President-International
Director                        GTE Corporation
                                One Stamford Forum
                                Stamford, Connecticut 06904


                                (Page 10 of 15)

Dudley C. Mecum                 Managing Director
Director                        Capricorn Holdings
                                30 East Elm Street
                                Greenwich, Connecticut 06830

Richard D. Parsons              President
Director                        Time Warner, Inc.
                                75 Rockefeller Plaza, 29th Floor
                                New York, New York 10019

Andrall E. Pearson              Chairman & Chief Executive Officer
Director                        Tricon Global Restaurants, Inc.
                                660 Steamboat Road
                                Greenwich, Connecticut 06830

John S. Reed                    Chairman & Co-Chief Executive Officer
Director & Executive Officer    Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Robert B. Shapiro               Chairman & Chief Executive Officer
Director                        Monsanto Company
                                800 North Lindbergh Blvd.
                                Mail Zone DIS
                                St. Louis, Missouri 63167

Franklin A. Thomas              Lawyer/Consultant & Former President,
Director                        The Ford Foundation
                                595 Madison Avenue, 33rd Floor
                                New York, New York 10022

Sanford I. Weill                Chairman & Co-Chief Executive Officer
Director & Executive Officer    Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Edgar S. Woolard, Jr.           Former Chairman & Chief Executive Officer
Director                        E.I. du Pont de Nemours & Company
                                1007 Market Street
                                Wilmington, Delaware 19898

Arthur Zankel                   General Partner
Director                        First Manhattan Company
                                437 Madison Avenue
                                New York, New York 10022

The Honorable Gerald R. Ford    Former President of the United States
Honorary Director               Post Office Box 927
                                Rancho Mirage, California 92270

William I. Campbell             Co-Chief Executive Officer,
Executive Officer (USA/Canada)  Global
                                Consumer Business
                                1 Court Square
                                Long Island City, New York 11120


                                (Page 11 of 15)

Michael A. Carpenter            Co-Chief Executive Officer
Executive Officer               Global Corporate and Investment Bank
                                of Citigroup Inc.
                                388 Greenwich Street
                                New York, New York 10043

Paul J. Collins                 Vice Chairman
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Edward D. Horowitz              e-Citi
Executive Officer               153 East 53rd Street
                                New York, New York 10043

Thomas W. Jones                 Co-Chairman and Chief Executive Officer
Executive Officer               SSB Citi Asset Management Group
                                388 Greenwich Street
                                New York, New York 10013

Robert I. Lipp                  Co-Chief Executive Officer,
Executive Officer               of Citigroup's Global
                                Consumer Business
                                153 East 53rd Street
                                New York, New York 10043

Deryck C. Maughan               Vice Chairman
Executive Officer               Citigroup Inc.
(U.K.)                          153 East 53rd Street
                                New York, New York 10043

Victor J. Menezes               Co-Chief Executive Officer,
Executive Officer               Global Corporate and Investment Bank
(India)                         of Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Heidi G. Miller                 Chief Financial Officer
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Charles O. Prince, III          Co-General Counsel &
Executive Officer               Corporate Secretary
                                Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Mary Alice Taylor               Global Operations & Technology
Executive Officer               Citigroup Inc.
                                1 Court Square
                                Long Island City, New York 11120


                                (Page 12 of 15)

Todd S. Thomson                 Strategy & Business Development
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Marc P. Weill                   Citigroup Investments
Executive Officer               153 East 53rd Street
                                New York, New York 10043


                                (Page 13 of 15)

                                  EXHIBIT INDEX

Exhibit No.   Document

1. Joint Filing Agreement, dated as of April 1, 1999, among CVC, Citibank, Citicorp and Citigroup.


                                (Page 14 of 15)